UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 MENTORTECH INC.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    587266107
                                    ---------
                                 (CUSIP Number)

                            Steven J. Glusband, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 587266107

1        NAME OF REPORTING PERSON: MASHOV COMPUTERS MARKETING LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

         NUMBER OF          7       SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY         8       SHARED VOTING POWER:  0
         OWNED BY
           EACH             9       SOLE DISPOSITIVE POWER: 0
         REPORTING
        PERSON WITH         10      SHARED DISPOSITIVE POWER:  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

14       TYPE OF REPORTING PERSON:  CO

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Mentortech Inc. ("Mentortech" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 462 Seventh Avenue, New York, New York 10018.

Item 2. Identity and Background.

     This Statement is filed by Mashov Computers Marketing Ltd. ("Mashov Marketing"), a corporation formed under the laws of the State of Israel. Mashov Marketing holds interests in Israeli technology corporations. The common shares of Mashov Marketing are publicly traded on the Tel-Aviv Stock Exchange. The address of Mashov Marketing's principal business and principal office is 5 HaPlada Street, Or-Yehuda, Israel 60218. The following is information concerning each executive officer or director of Mashov Marketing:

1.   Name:     Roy Machnes

     Position  with  Mashov  Marketing:   Chairman  and  Director

     Present Principal Occupation:
          Chief Executive Officer and Director, Mentortech
          Director,  Mashov Computers Ltd. ("Mashov Computers"),
          5 HaPlada Street, Or-Yehuda, Israel 60218

     Address:          Mentortech Inc.
                       462 Seventh Avenue
                       New York, New York 10018

     Citizenship:      Israeli



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




2.   Name:     Elan Penn

     Position with Mashov Marketing:    Chief Executive Officer and Director

     Present Principal Occupation:
          Chief Executive Officer, Sivan Computers Training Center (1994) Ltd. Director, Mentortech

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


3.   Name:     David Assia

     Position with Mashov Marketing:    Director

     Present Principal Occupation:
          Executive Chairman, Magic Software Enterprises Ltd. ("Magic"), 5 HaPlada Street, Or-Yehuda, Israel 60218
          Chairman and Director, Mashov Computers
          Director, Mentortech

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


4.   Name:     Jack Dunietz

     Position with Mashov Marketing:    Director

     Present Principal Occupation:
          Chief Executive Officer and Director, Mashov Computers
          Chief Executive Officer and Director, Magic
          Director, Mentortech

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


5.   Name:     Shem Tov Elchalal

     Position with Mashov Marketing:    Director

     Present Principal Occupation:      Vice President, Hamashbir Hamerkazi
                                          (Israeli retailer)

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


6.   Name:     Mira Finkelstein

     Position with Mashov Marketing:    Director

     Present Principal Occupation:      Chief Executive Officer, Finkelstein
                                        Adagen (Israeli advertising agency)

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


7.   Name:     Danny Goldstein

     Position with Mashov Marketing:    Director

     Present Principal Occupation:      Chairman and CEO, Formula Systems (1985)
                                          Ltd.
                                        39 Hagalim Boulevard
                                        Herzeliya, Israel 46766
                                        Director, Mashov Computers

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli

     During the past five years, neither Mashov Marketing nor (to the best knowledge of Mashov Marketing) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     Mashov Marketing is distributing all of its shares of Common Stock to its public shareholders by way of a dividend. The record date for such distribution is November 30, 1998, with the distribution to take place on December 14, 1998. Mashov Marketing's parent corporation, Mashov Computers, a corporation formed under the laws of the State of Israel and whose common shares are publicly traded on the Tel-Aviv Stock Exchange, currently owns approximately 81% of the voting securities of Mashov Marketing. The distribution of Common Stock was approved at a shareholder meeting of Mashov Marketing on November 15, 1998 and by the Tel Aviv District Court on November 18, 1998. On October 28, 1998, Mashov Marketing exercised its warrants to purchase 132,045 shares of Common Stock as part of its determination to distribute its interest in the Issuer to its public shareholders. The aggregate purchase price of $580,998 for the exercise of such warrants came from the working capital of Mashov Marketing.

     Apart from the foregoing,  neither Mashov Marketing nor any person named in
Item 2 of this Statement (in his or her capacity as a director or officer of Mashov Marketing) has any plan or proposal which relates to or would result in:
(a) the acquisition by any person of additional securities of the Issuer except for the securities discussed in Item 5 below, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mashov Computers.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As a result of the stock dividend referenced in Item 4, Mashov Marketing is no longer a beneficial owner of Common Stock of the Issuer.

     To the best knowledge of Mashov Marketing, none of its directors or officers is the beneficial owner of any interest in the Issuer except that: (i) Roy Machnes is the owner of 875 shares of Common Stock and (ii) Roy Machnes and Elan Penn are the holders of incentive stock options (the "Stock Options") granted in connection with their employment. Such Stock Options vest according to the following schedules:

Roy Machnes:
------------

Date on Which                 Number of Options
Options Vest:                 Vesting on Such Date:            Exercise Price:
------------                  --------------------             --------------
August 1, 1997:                     13,541                       $4.67
August 1, 1998:                     13,541                       $4.67
November 12, 1998                   15,000                       $5.25
August 1, 1999:                     13,541                       $4.67
May 12, 1999                        15,000                       $5.25
May 12, 2000                        15,000                       $5.25

Elan Penn:
----------


Date on Which                 Number of Options
Options Vest:                 Vesting on Such Date:            Exercise Price:
------------                  --------------------             --------------
August 1, 1997:                      8,333                       $4.67
August 1, 1998:                      8,333                       $4.67
November 12, 1998                    7,500                       $5.25
August 1, 1999:                      8,333                       $4.67

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May 12, 1999                         7,500                       $5.25
May 12, 2000                         7,500                       $5.25

     The exercise prices of the Stock Options were determined on the date of grant based on the fair market value of the Common Stock. The Options are exercisable for a period of five years from the date on which such options vest, or until 3 months after the date of any termination of employment, whichever is earlier. (c) Neither Mashov Marketing, nor, to the best of its knowledge, any of its directors and executive officers listed in Item 2 of this Statement, has effected any transactions in the Common Stock of the Issuer since October 14, 1998. (d) Reference is made to Items 5 (a), (b) and (c) of this Statement. (e) December 14, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Items 5 (a) and (b) of this Statement.

Item 7. Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 9, 1998                      MASHOV COMPUTERS MARKETING LTD.



                                             By:/s/Roy Machnes
                                                --------------
                                                Chairman



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